Exhibit 99.3

SharkNinja Reports Second Quarter 2025 Results

Raises Fiscal Year 2025 Outlook on Key Metrics

NEEDHAM, Massachusetts, August 7, 2025 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the second quarter ended June 30, 2025.

Highlights for the Second Quarter 2025 as compared to the Second Quarter 2024

•Net sales increased 15.7% to $1,444.9 million.
•Gross margin and Adjusted Gross Margin increased 90 and 30 basis points, respectively.
•Net income increased 105.1% to $139.6 million. Adjusted Net Income increased 38.4% to $137.8 million.
•Adjusted EBITDA increased 33.2% to $223.4 million, or 15.5% of net sales.

Mark Barrocas, Chief Executive Officer, commented: “SharkNinja delivered outstanding Q2 results with nearly 16% net sales growth and approximately 33% Adjusted EBITDA growth, demonstrating our ability to execute and win even in challenging global environments. Our three-pillar growth strategy continues to drive strong momentum as we expand into new categories with viral successes like the Ninja SLUSHi, meaningfully gain share across our existing categories, and accelerate our international growth. Our comprehensive supply chain diversification has strengthened our competitive position, while broad-based growth across our diverse product portfolio reflects the power of our demand creation engine globally and our unique ability to solve consumer problems across diverse markets with innovative, 5-star products. With our proven playbook, robust innovation pipeline, and relentless execution, we are confident in our ability to continue capturing market share and delivering sustainable, profitable growth for our stakeholders.”

Three Months Ended June 30, 2025

Net sales increased 15.7% to $1,444.9 million, compared to $1,248.7 million during the same period last year, or 13.8% on a constant currency basis. The increase in net sales resulted from growth in Food Preparation Appliances, Cleaning Appliances, and Beauty and Home Environment Appliances, partially offset by a decline in Cooking and Beverage Appliances.

•Cleaning Appliances net sales increased by $35.4 million, or 7.6%, to $501.5 million, compared to $466.1 million in the prior year quarter, driven by strength in the carpet extractor and robotics sub-categories.

•Cooking and Beverage Appliances net sales decreased by $13.6 million, or 3.6%, to $365.7 million, compared to $379.3 million in the prior year quarter, driven by a decline in the air fryer and outdoor grill sub-categories, partially offset by sales momentum of the Ninja Luxe Café espresso machine.

•Food Preparation Appliances net sales increased by $139.9 million, or 52.8%, to $404.8 million, compared to $264.9 million in the prior year quarter, driven by strong sales of the frozen drinks sub-category, specifically the SLUSHi, and ice cream makers sub-category.

•Beauty and Home Environment net sales increased by $34.5 million, or 25.0%, to $172.9 million, compared to $138.4 million in the prior year quarter, primarily driven by continued strength of FlexBreeze fans and air purifiers as well as the launch of CryoGlow face masks in 2025.

Geographically, domestic net sales increased by $119.2 million, or 13.7%, for the three months ended June 30, 2025, compared to the three months ended June 30, 2024, and international net sales increased by $77.0 million, or 20.3%, for the three months ended June 30, 2025, compared to the three months ended June 30, 2024.

Gross profit increased 17.9% to $708.2 million, or 49.0% of net sales, compared to $600.9 million, or 48.1% of net sales, in the second quarter of 2024. Adjusted Gross Profit increased 16.3% to $714.4 million, or 49.4% of net sales, compared to $614.1 million, or 49.2% of net sales in the second quarter of 2024. The increase in gross margin and Adjusted Gross Margin of 90 and 30 basis points, respectively, was primarily driven by cost optimization efforts, as well as a decline in the amounts owed under a contractual sourcing service fee paid to JS Global for supply chain services, partially offset by the impact of tariffs.

Research and development expenses decreased 0.7% to $89.4 million, or 6.2% of net sales, compared to $90.1 million, or 7.2% of net sales, in the prior year quarter. This decrease was primarily driven by a $6.0 million decrease in professional and consulting fees, a $1.7 million decrease in prototypes and testing costs and a $1.1 million decrease in consumer insight initiatives. This decrease was partially offset by incremental personnel-related expenses of $8.8 million driven by increased headcount to support new product categories and new market expansion.

Sales and marketing expenses increased 18.0% to $357.7 million, or 24.8% of net sales, compared to $303.2 million, or 24.3% of net sales, in the prior year quarter. This increase was primarily attributable to increases of $18.9 million in personnel-related expenses to support new product launches and expansion into new markets, $14.3 million in delivery and distribution costs driven by higher volumes, particularly in the direct-to-consumer business, $11.2 million in advertising-related expenses and $4.9 million in professional and consulting fees.

General and administrative expenses decreased 11.0% to $92.4 million, or 6.4% of net sales, compared to $103.8 million, or 8.3% of net sales, in the prior year quarter. This decrease was driven by a decrease of $7.6 million in legal fees, a decrease of $6.4 million in professional and consulting fees and a decrease of $4.5 million in personnel-related expenses, driven by a $5.3 million decrease in share-based compensation. The decrease was partially offset by a $4.0 million increase in technology support costs and an increase of $3.7 million in credit card processing and merchant fees.

Operating income increased 62.4% to $168.6 million, or 11.7% of net sales, compared to $103.8 million, or 8.3% of net sales, during the prior year quarter. Adjusted Operating Income increased 35.1% to $193.5 million, or 13.4% of net sales, compared to $143.2 million, or 11.5% of net sales, in the second quarter of 2024.

Net income increased 105.1% to $139.6 million, or 9.7% of net sales, compared to $68.0 million, or 5.4% of net sales, in the prior year quarter. Net income per diluted share increased 104.2% to $0.98, compared to $0.48 in the prior year quarter.

Adjusted Net Income increased 38.4% to $137.8 million, or 9.5% of net sales, compared to $99.6 million, or 8.0% of net sales, in the prior year quarter. Adjusted Net Income per diluted share increased 36.6% to $0.97, compared to $0.71 in the prior year quarter.

Adjusted EBITDA increased 33.2% to $223.4 million, or 15.5% of net sales, compared to $167.7 million, or 13.4% of net sales in the prior year quarter.

Balance Sheet and Cash Flow Highlights

As of June 30, 2025, the Company had cash and cash equivalents of $188.2 million and available capacity under its revolving credit facility of $489.1 million. Total debt, excluding unamortized deferred financing costs, was $759.4 million as of June 30, 2025.

Inventories as of June 30, 2025 increased 25.2% to $1,052.7 million, compared to $840.5 million as of June 30, 2024.

Fiscal 2025 Outlook

For fiscal year 2025, SharkNinja expects:

•Net sales to increase 13% to 15% (above the prior expectation of 11% to 13%).

•Adjusted Net Income per diluted share between $5.00 and $5.10, reflecting a 14% to 17% increase compared to the prior year (above the prior expectation of between $4.90 and $5.00, reflecting a 12% to 14% increase).

•Adjusted EBITDA between $1,100 million and $1,120 million, reflecting a 16% to 18% increase compared to the prior year (above the prior expectation of between $1,090 million and $1,110 million, reflecting a 15% to 17% increase).

•A GAAP effective tax rate of approximately 24% to 25%.

•Diluted weighted average shares outstanding of approximately 143 million.

•Capital expenditures in the range of $180 million to $200 million primarily to support investments in new product launches and technology.

Conference Call Details

A conference call to discuss the second quarter 2025 financial results is scheduled for today, August 7, 2025, at 8:30 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-833-470-1428 or 1-404-975-4839 and enter confirmation code 477665. The webcast will be archived and available for replay.

About SharkNinja

SharkNinja is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another which has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,600 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2025 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions, including the impacts of tariff programs, and the level of discretionary consumer spending;
•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE;
•our ability to achieve some or all of the anticipated benefits of the separation; and
•the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with those described in our Annual Report on Form 20-F filed with the SEC under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other filings we make with the SEC. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
James Lamb, CFA
SVP, Investor Relations & Treasury
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Jane Carpenter
SVP, Chief Communications Officer
PR@sharkninja.com

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	As of
	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$188,229	$363,669
Accounts receivable, net	1,324,984	1,266,595
Inventories	1,052,711	899,989
Prepaid expenses and other current assets	190,586	114,008
Total current assets	2,756,510	2,644,261
Property and equipment, net	212,771	211,464
Operating lease right-of-use assets	140,714	146,257
Intangible assets, net	457,536	462,678
Goodwill	834,781	834,781
Deferred tax assets	73,721	43,093
Other assets, noncurrent	63,224	51,625
Total assets	$4,539,257	$4,394,159
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$582,560	$612,031
Accrued expenses and other current liabilities	766,630	841,529
Tax payable	29,992	36,548
Debt, current	39,344	39,344
Total current liabilities	1,418,526	1,529,452
Debt, noncurrent	716,467	736,139
Operating lease liabilities, noncurrent	140,126	145,377
Deferred tax liabilities	19,235	9,931
Other liabilities, noncurrent	37,230	37,288
Total liabilities	2,331,584	2,458,187
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 141,051,131 and 140,347,436 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	14	14
Additional paid-in capital	1,018,879	1,038,213
Retained earnings	1,166,457	909,024
Accumulated other comprehensive income (loss)	22,323	(11,279)
Total shareholders’ equity	2,207,673	1,935,972
Total liabilities and shareholders’ equity	$4,539,257	$4,394,159

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net sales(1)	$1,444,876	$1,248,658	$2,667,514	$2,314,886
Cost of sales	736,709	647,759	1,356,121	1,187,370
Gross profit	708,167	600,899	1,311,393	1,127,516
Operating expenses:
Research and development	89,409	90,053	177,012	159,649
Sales and marketing	357,720	303,185	633,457	517,753
General and administrative	92,391	103,825	187,331	191,336
Total operating expenses	539,520	497,063	997,800	868,738
Operating income	168,647	103,836	313,593	258,778
Interest expense, net	(13,765)	(14,844)	(26,394)	(29,566)
Other income, net	26,003	689	39,219	3,937
Income before income taxes	180,885	89,681	326,418	233,149
Provision for income taxes	41,287	21,633	68,985	55,489
Net income	$139,598	$68,048	$257,433	$177,660
Net income per share, basic	$0.99	$0.49	$1.83	$1.27
Net income per share, diluted	$0.98	$0.48	$1.81	$1.26
Weighted-average number of shares used in computing net income per share, basic	141,044,315	139,888,497	140,834,338	139,668,527
Weighted-average number of shares used in computing net income per share, diluted	141,871,399	140,924,298	142,031,280	140,813,662

(1) Net sales in our product categories were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2025	2024	2025	2024
Cleaning Appliances	$501,479	$466,115	$942,903	$888,035
Cooking and Beverage Appliances	365,718	379,277	711,655	708,918
Food Preparation Appliances	404,787	264,911	702,179	469,948
Beauty and Home Environment Appliances	172,892	138,355	310,777	247,985
Total net sales	$1,444,876	$1,248,658	$2,667,514	$2,314,886

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$257,433	$177,660
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	67,017	57,042
Share-based compensation	22,478	33,556
Provision for credit losses	3,382	2,525
Provision for excess and obsolete inventory	7,364	—
Non-cash lease expense	9,918	9,210
Deferred income taxes, net	(21,324)	(17,469)
Other	2,074	989
Changes in operating assets and liabilities:
Accounts receivable	(8,837)	(100,560)
Inventories	(124,722)	(142,310)
Prepaid expenses and other assets	(111,098)	(53,040)
Accounts payable	(61,222)	47,026
Tax payable	(6,556)	(9,848)
Operating lease liabilities	(5,300)	(3,236)
Accrued expenses and other liabilities	(94,545)	(21,476)
Net cash used in operating activities	(63,938)	(19,931)
Cash flows from investing activities:
Purchase of property and equipment	(60,093)	(53,801)
Purchase of intangible asset	(3,007)	(4,761)
Capitalized internal-use software development	(1,315)	(654)
Net cash used in investing activities	(64,415)	(59,216)
Cash flows from financing activities:
Repayment of debt	(20,250)	(10,125)
Net proceeds from borrowings under revolving credit facility	—	115,000
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(49,237)	(40,215)
Proceeds from shares issued under employee stock purchase plan	7,425	—
Net cash (used in) provided by financing activities	(62,062)	64,660
Effect of exchange rates changes on cash	14,975	(1,436)
Net decrease in cash and cash equivalents	(175,440)	(15,923)
Cash and cash equivalents at beginning of period	363,669	154,061
Cash and cash equivalents at end of period	$188,229	$138,138

Non-GAAP Financial Measures

In addition to the measures presented in our condensed consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts, and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Effective Tax Rate. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations, as well as the cost of sales from (i) inventory markups that are being eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income because such reconciliations are not available without unreasonable efforts. This is due to the inherent difficulty in forecasting with reasonable certainty certain amounts that are necessary for such reconciliations, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income, and Adjusted EBITDA. See “Forward-looking statements” above.

We define Adjusted Gross Profit as gross profit as adjusted to exclude (i) certain items that we do not consider indicative of our ongoing operating performance following the separation, including the cost of sales from the Product Procurement Adjustment and (ii) the impact of a voluntary product recall. We define Adjusted Gross Margin as Adjusted Gross Profit divided by net sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2025	2024	2025	2024
Net sales	$1,444,876	$1,248,658	$2,667,514	$2,314,886
Cost of sales	(736,709)	(647,759)	(1,356,121)	(1,187,370)
Gross profit	708,167	600,899	1,311,393	1,127,516
Gross margin	49.0%	48.1%	49.2%	48.7%
Product Procurement Adjustment(1)	5,279	13,207	11,820	28,305
Product recall(2)	929	—	4,532	—
Adjusted Gross Profit	$714,375	$614,106	$1,327,745	$1,155,821
Net sales	$1,444,876	$1,248,658	$2,667,514	$2,314,886
Adjusted Gross Margin	49.4%	49.2%	49.8%	49.9%

(1)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(2)Adjusted for gross profit impact from a voluntary product recall that was recognized during the three and six months ended June 30, 2025.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs, (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, and (vi) the impact of a voluntary product recall.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2025	2024	2025	2024
Operating income	$168,647	$103,836	$313,593	$258,778
Share-based compensation(1)	10,928	14,130	22,478	33,556
Litigation costs(2)	—	7,165	827	13,656
Amortization of acquired intangible assets(3)	4,897	4,897	9,794	9,794
Transaction-related costs(4)	—	—	—	1,342
Product Procurement Adjustment(5)	5,279	13,207	11,820	28,305
Product recall(6)	3,794	—	8,081	—
Adjusted Operating Income	$193,545	$143,235	$366,593	$345,431

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended June 30, 2025 and 2024, and $1.8 million for the six months ended June 30, 2025 and 2024, was recorded to research and development expenses, and $4.0 million for the three months ended June 30, 2025 and 2024, and $7.9 million for the six months ended June 30, 2025 and 2024, was recorded to sales and marketing expenses.

(4)Represents certain costs incurred related to a secondary offering transaction.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for operating income impact from a voluntary product recall that was recognized during the three and six months ended June 30, 2025.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, (vii) the impact of a voluntary product recall, and (viii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except share and per share amounts)	2025	2024	2025	2024
Net income	$139,598	$68,048	$257,433	$177,660
Share-based compensation(1)	10,928	14,130	22,478	33,556
Litigation costs(2)	—	7,165	827	13,656
Foreign currency (gains) losses, net(3)	(26,362)	(580)	(39,313)	1,587
Amortization of acquired intangible assets(4)	4,897	4,897	9,794	9,794
Transaction-related costs(5)	—	—	—	1,342
Product Procurement Adjustment(6)	5,279	13,207	11,820	28,305
Product recall(7)	3,794	—	8,081	—
Tax impact of adjusting items(8)	(291)	(7,239)	(9,501)	(17,715)
Adjusted Net Income	$137,843	$99,628	$261,619	$248,185
Net income per share, diluted	$0.98	$0.48	$1.81	$1.26
Adjusted Net Income Per Share	$0.97	$0.71	$1.84	$1.76
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share	141,871,399	140,924,298	142,031,280	140,813,662

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended June 30, 2025 and 2024, and $1.8 million for the six months ended June 30, 2025 and 2024, was recorded to research and development expenses, and $4.0 million for the three months ended June 30, 2025 and 2024, and $7.9 million for the six months ended June 30, 2025 and 2024, was recorded to sales and marketing expenses.

(5)Represents certain costs incurred related to a secondary offering transaction.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Adjusted for net income impact from a voluntary product recall that was recognized during the three and six months ended June 30, 2025.

(8)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 23.3% for the three and six months ended June 30, 2025 and 22.0% for the three and six months ended June 30, 2024, respectively, which approximates our effective tax rate, excluding certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs, (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, and (vi) the impact of a voluntary product recall. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands, except %)	2025	2024	2025	2024
Net income	$139,598	$68,048	$257,433	$177,660
Interest expense, net	13,765	14,844	26,394	29,566
Provision for income taxes	41,287	21,633	68,985	55,489
Depreciation and amortization	35,071	29,225	67,017	57,042
EBITDA	229,721	133,750	419,829	319,757
Share-based compensation(1)	10,928	14,130	22,478	33,556
Litigation costs(2)	—	7,165	827	13,656
Foreign currency (gains) losses, net(3)	(26,362)	(580)	(39,313)	1,587
Transaction-related costs(4)	—	—	—	1,342
Product Procurement Adjustment(5)	5,279	13,207	11,820	28,305
Product recall(6)	3,794	—	8,081	—
Adjusted EBITDA	$223,360	$167,672	$423,722	$398,203
Net sales	$1,444,876	$1,248,658	$2,667,514	$2,314,886
Adjusted EBITDA Margin	15.5%	13.4%	15.9%	17.2%

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to a secondary offering transaction.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for the Adjusted EBITDA impact from a voluntary product recall that was recognized during the three and six months ended June 30, 2025.

We define Adjusted Effective Tax Rate as our effective tax rate adjusted to remove the tax impact of (i) share-based compensation and (ii) other non‑GAAP adjustments.

	Three Months Ended June 30,		Six Months Ended June 30,
(in percentages)	2025	2024	2025	2024
Effective tax rate	22.8%	24.1%	21.1%	23.8%
Impact of share-based compensation(1)	0.4	(1.3)	2.1	(0.6)
Tax impact of other non‑GAAP adjustments(2)	—	(0.3)	(0.1)	(0.4)
Adjusted Effective Tax Rate	23.2%	22.5%	23.1%	22.8%

(1)Represents the income-tax effect of share-based compensation, including nondeductible amounts and discrete tax benefits.

(2)Represents the aggregate income-tax effects of the other non-GAAP adjustments on the effective tax rate.

We refer to growth rates in net sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.